SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                             FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

       For the calendar year ended December 31, 2000

                                  OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

       For the transition period from ________ to _________

       Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A
                            BENSON ROAD
                       MIDDLEBURY, CT 06749

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Crompton Corporation
                             One American Lane
                       Greenwich, Connecticut  06831




                    UNIROYAL CHEMICAL COMPANY, INC.
                             SAVINGS PLAN A

                     Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31,
2000

Schedule of Reportable Transactions for The Year Ended December 31, 2000

Signature




                     UNIROYAL CHEMICAL COMPANY, INC.

                             SAVINGS PLAN A

                     Financial Statements and Schedules

                         December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)




                      UNIROYAL CHEMICAL COMPANY, INC.
                              SAVINGS PLAN A


                                   INDEX

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

Notes to Financial Statements




                                                           Schedule
Schedule of Assets Held for Investment Purposes
at End-of-Year December 31, 2000                             I

Schedule of Reportable Transactions
for the Year Ended December 31, 2000                         II






                        Independent Auditors' Report


The Board of Directors
Crompton Corporation:


We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/KPMG LLP


June 15, 2001







                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     AS OF DECEMBER 31, 2000 and 1999


                                          2000                1999
ASSETS:
  Investments (Note 3):
   Guaranteed investment contracts        $  698,072    $ 2,093,473
   Short-term investment fund              1,519,603      1,869,559
   Investments in registered investment
   Companies                               3,687,621      3,713,230
   Investments in common/collective
   trusts                                  2,419,468      2,241,933
   Common stock of Crompton Corporation      233,085        216,500
   Loans receivable from Participants        280,417        192,627
                                           8,838,266     10,327,322
  Contributions receivable from
  participants                                37,897         73,470
  Contribution receivable from Uniroyal
  Chemical Company, Inc.                       2,442          3,331
              Total Assets                 8,878,605     10,404,123
LIABILITIES:
  Administrative expenses payable             21,088         21,151
     Net assets available for plan
     Benefits                             $8,857,517    $10,382,972


See accompanying notes to financial statements


                        UNIROYAL CHEMICAL COMPANY, INC.
                               SAVINGS PLAN A
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                              2000             1999
Additions attributed to:
  Investment income:
   Interest and dividend income            $   643,316   $    808,845
   Net (depreciation) appreciation in
   fair value of investments                  (398,631)       282,500
                                               244,685      1,091,345
   Contributions:
    Employer                                    33,410         54,155
    Employee                                   653,130      1,139,074
                                               686,540      1,193,229
                Total additions                931,225      2,284,574
Deductions attributed to:
  Benefits paid to participants              2,410,743      4,591,151
  Administrative expenses                       45,937         68,919
                Total deductions             2,456,680      4,660,070
                Net decrease                (1,525,455)    (2,375,496)
Net assets available for plan benefits
 at beginning of year                       10,382,972     12,758,468
Net assets available for plan benefits
 at end of year                            $ 8,857,517   $ 10,382,972


See accompanying notes to financial statements


                     UNIROYAL CHEMICAL COMPANY, INC
                            SAVINGS PLAN A
                      NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2000 and 1999


1.  Plan Description
The Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company, Inc. (the "Company") on October 15, 1986 and amended and restated effective September 1, 1997 to provide a means for eligible employees to supplement their retirement income. Participants receive retirement payments as of their retirement date by electing one of several payment options as specified in the Plan. For complete information, see the Plan document.

The Plan is administered by a Retirement Board consisting of persons appointed by the Board of Directors of the Company.

The Plan covers all hourly-rate and salaried employees represented by a collective bargaining agent at the Company's plants or other locations or hourly-rate employees not represented by a collective bargaining agent at a Company plant or location to which the Company's Plan has been extended.

Company Contributions
Contributions by the Company are made monthly for each hour for which the participant receives pay from the Company, including 40 hours for each week of vacation eligibility. In addition, the Company will contribute, based upon 40 hours, for any period of absence during which the participant accrues credited service. The rate of contribution per hour is in accordance with the following schedule:

                          Years of Service    Rate Per Hour

                                0-14             $.05
                               15-24              .12
                                25+               .18

The Plan provides that, except in certain specified events, Company contributions credited to a participant account are not vested until the completion of three years of service. Thereafter, all Company contributions vest when made.

Participant Contributions
Each participant may contribute an amount not to exceed 15% of eligible compensation for each Plan year. Participant contributions are treated as pre-tax contributions and are normally made by payroll deductions. Participant contributions are subject to Internal Revenue Service limitations, which were $10,500 and $10,000 in 2000 and 1999, respectively.

Investments
Employer contributions are invested in the Retirement Savings Trust Fund ("Trust Fund") maintained by the Vanguard Investment Group. Participant contributions are invested in mutual funds maintained by the Vanguard Investment Group. These funds are comprised of the following investment options:

Vanguard 500 Index Fund - This fund focuses on long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard Explorer Fund - This fund seeks to provide long-term growth of capital by investing in a diversified group of small company stocks with prospects for above-average growth.

Vanguard International Growth Fund - This fund aims at providing long-term growth of capital by investing in stocks of high quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard Long-term Corporate Fund - This fund invests primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

Vanguard Morgan Growth Fund - This fund invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

Vanguard Prime Money Market Fund - This fund seeks to provide high income and a stable share price of $1.00 per share by investing in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

Vanguard STAR Fund - This fund invests in ten Vanguard funds: six stock funds, three bond funds, and one money market fund. The fund invests about 60% to 70% of its assets in stock funds, 20% to 30% in two of the bond funds, and 10% to 20% in two funds representing short-term reserves.

Vanguard Windsor Fund - This fund invests in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

Vanguard Retirement Savings Trust - This trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. This trust aims at maintaining a constant net asset value of $1.00 per share. This trust also focuses on stability of principal and a high-level of current income consistent with a two to three-year average maturity.

Crompton Corporation Common Stock Fund - This fund invests primarily in Crompton Corporation common stock to provide the possibility of long-term growth through increases in the value of the stock.

The guaranteed investment contracts held by State Street at August 31, 1997 will be held to maturity and invested in short term investment funds.
These funds will be transferred to and invested in the Vanguard mutual funds in five annual installments with the initial payment on December 31, 1997. The Company contribution portion of each installment payment will be invested in the Retirement Savings Trust Fund. The balance of each participant's transfer will be invested in the same ratio as the participant's then current voluntary contribution allocation. Voluntary deferred contributions currently not being made by the participant will be invested in the Retirement Savings Trust Fund.

Withdrawals and Forfeitures
A participant may withdraw in whole or in part, subject to a 90% maximum on partial withdrawals, his or her voluntary contributions account at any time, provided that each withdrawal is separated by a period of six months.

In the event a participant's employment with the Company is terminated because of retirement or death, the participant or a designated beneficiary shall receive payment of his or her benefit account balance. At December 31, 2000 and 1999, benefit payments due participants who terminated employment with the Company prior to year-end and requested distributions of their accounts totaled $315,411 and $474,443, respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Form 5500 of the Plan.

Forfeitures, consisting of Company contributions credited to the Company Basic Contribution Account applicable to participants who terminate from the Plan while not vested, are valued at the employee's share of the cost of the Plan's investment plus accrued interest thereon. These amounts are applied to reduce the Company's current obligation to contribute to the Plan. There were no forfeitures in 2000 and 1999.

2.  Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Employee Accounts
AON Consulting, the record keeper of the Plan, maintains an individual account for each participant called a "Company Basic Contributions Account" showing the amount of Company contributions in fixed principal and income contracts through August 31, 1997. As these contracts mature, the proceeds are invested in short-term investments and finally in various Vanguard Funds as selected by the participants.

The Vanguard Funds are maintained by the Vanguard Investment Group and as the record keeper for participant contributions, also maintains, for each participant who elects to make voluntary contributions, a "Voluntary Deferred Contributions Account" showing the amount of participant contributions in various Vanguard Funds.

Expenses
Expenses incurred are paid by the Plan, except to the extent that the Company shall provide for such payment. The Company provides administrative and accounting services for the Plan at no charge.

Loans
The Plan permits participants to borrow funds from their Voluntary Deferred Contributions Account, subject to certain restrictions. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of $50,000 reduced by the greater of (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or
(b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participant's vested interest under the Plan on the date the loan is made or the amount of the participant's voluntary deferred account not invested in the Crompton Corporation Common Stock Fund. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years, except for those used to acquire a principal residence which are payable within 15 years.

Use of Estimates
The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America. This requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


3. Investments
Short Term Investment Fund
The Short-term Investment Fund is valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. The aggregate yield for these investments at the end of 2000 and 1999 were 6.4% and 5.7%, respectively.

Guaranteed Investment Contracts
The guaranteed investment contracts with various insurance companies are valued at contract value that approximates fair value. Such investments earned interest at rates ranging from 6.32% to 7.07% during 2000 and from 5.32% to 7.47% during 1999.

Mutual Funds
The mutual funds sponsored by registered investment companies are recorded at market valuations that are based on published market prices.
Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Crompton Corporation Stock Fund
The Crompton Corporation Stock Fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position).

Loans Receivable
The loans receivable from participants are valued at cost plus accrued interest, which approximates fair value.

4.  Investments Exceeding 5% of Net Assets
The Plan's investments exceeding 5% of net assets available for plan benefits as of December 31, 2000 and 1999 are as follows:

Description of Investment                 2000               1999
Short-term Investment Fund             $1,519,603         $1,869,559
Guaranteed Investment Contracts           698,072          2,093,473
Vanguard Retirement Savings Trust       2,419,468          2,241,933
Vanguard 500 Index Fund                 1,235,016          1,334,522
Vanguard Windsor Fund                     981,643            871,707
Vanguard Morgan Growth Fund               635,189            699,766


Appreciation/(Depreciation) in Investments
During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                           2000               1999
Investments in Registered Investment
 Companies                              ($358,874)          $255,473
Common Stock of Crompton Corporation    (  39,757)            27,027
                                        ($398,631)          $282,500

5.  Tax Status
The Internal Revenue Service has determined and has informed the Company by a letter dated in June 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  Parties-in-Interest
The Chase Bank, AON Consulting, State Street Bank and Trust Company and The Vanguard Investment Group are parties-in-interest as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended. During the years 2000 and 1999, there were no prohibited party-in-interest transactions.

7.  Priorities Upon Termination of the Plan
The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights.

Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon any termination of the Plan or complete and permanent discontinuance of contributions of all participants, the entitlement of each participant's Company Basic Contributions Account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable.



                                                           Schedule I

                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A
        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END-OF-YEAR
                           DECEMBER 31, 2000


Identity of Issue,           Description of Investment
Borrower, Lessor             Including Maturity Date,
or Similar Party             Rate of Interest, Collateral,
                             Par or Maturity Value             Current
Value


State Street Bank and Trust
 Company                      Short-term Investment Fund        $ 1,519,603
State Street Bank and Trust
 Company                      Guaranteed investment contracts
                              with various insurance
                              companies with various
                              maturities and interest rates
                              ranging from 6.32% to 7.07%           698,072
Vanguard Trust Company        Explorer Fund                         161,471
Vanguard Trust Company        Long Term Corporate Fund              101,624
Vanguard Trust Company        500 Index Fund                      1,235,016
Vanguard Trust Company        International Growth Fund             238,090
Vanguard Trust Company        Prime Money Market Fund                92,805
Vanguard Trust Company        Star Fund                             241,783
Vanguard Trust Company        Morgan Growth Fund                    635,189
Vanguard Trust Company        Windsor Fund                          981,643
Vanguard Trust Company        Retirement Savings Trust            2,419,468
Crompton Corporation          Common Stock                          233,085
                                                                  6,340,174
Loans receivable from         Loans earn interest at the
participants                  prime rate plus 1%                    280,417

                             TOTAL INVESTMENTS                   $8,838,266


Party in- Interest - All parties listed above




                                                               Schedule II

                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A
                SCHEDULE OF REPORTABLE TRANSACTIONS
                FOR THE YEAR ENDED DECEMBER 31, 2000


Identity             Description   Purchase   Selling   Cost of    Net Gain
of Party              of Asset      Price      Price     Asset      (Loss)
Involved

Series of Transactions:
Vanguard Trust           Vanguard     $877,430  $-        $877,430    $-
Company                  Retirement
                         Savings
                         Trust

Vanguard Trust           Vanguard     $-        $699,894  $699,894    $-
Company                  Retirement
                         Savings
                         Trust




                                SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       UNIROYAL CHEMICAL COMPANY, INC.
                                               SAVINGS PLAN A





Date: June 26, 2001                        By:/s/Peter Barna
                                                 Peter Barna
                                                 Senior Vice President &
                                                 Chief Financial Officer